UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

SouFun Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value HK$1.00 per share
(Title of Class of Securities)

836034108**
(CUSIP Number)

Amit Gupta
6th Floor, Tower A
1 CyberCity, Ebene, Mauritius
+230 (403) 6074
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

With a copy to:

Thomas J. Murphy
c/o General Atlantic Service Company, LLC
3 Pickwick Plaza
Greenwich, Connecticut 06830
(203) 629-8600

November 27, 2012
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**  This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A ordinary share.  No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836034108	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,033,851
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,033,851
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,033,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 836034108	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Mauritius Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,033,851
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,033,851
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,033,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 836034108	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar (Mauritius) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,033,851
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,033,851
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,033,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 836034108	SCHEDULE 13D	Page 5 of 7

Item 1.  Security and Issuer.

This Amendment No. 2 (this “Amendment”) to the Schedule 13D filed on September 30, 2010, as amended by Amendment No. 1 to such Schedule 13D filed on November 6, 2012, relates to the Class A ordinary shares, par value HK$1.00 per share (the “Class A ordinary shares”) of SouFun Holdings Limited (the “Company”), and is being filed to amend the Schedule 13D as specifically set forth below. The principal executive offices of the Company are located at 8th Floor, Tower 3, Xihuan Plaza, No. 1 Xizhimenwai Avenue, Xicheng District, Beijing 100044, People’s Republic of China.

The Company’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A ordinary share, are listed on the New York Stock Exchange under the symbol “SFUN.”  The Reporting Persons own only Class A ordinary shares and do not own any ADSs.

Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

Item 2.  Identity and Background.

No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

Item 4.  Purpose of Transaction.

No material change.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

All ownership percentages set forth herein assume that there are 55,038,696 Class A ordinary shares outstanding, as confirmed by the Company as of November 1, 2012.

(a)  As of the date hereof, GA Mauritius owns of record 15,033,851 Class A ordinary shares, representing 27.3% of the Company’s issued and outstanding Class A ordinary shares.

CUSIP No. 836034108	SCHEDULE 13D	Page 6 of 7

By virtue of the fact that (i) GenPar owns a majority of GA Mauritius’ voting shares and (ii) GA owns all of the outstanding shares of GenPar, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the Class A Ordinary Shares owned of record by GA Mauritius.  As a result, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 15,033,851 Class A ordinary shares (calculated on the basis of the number of Class A ordinary shares which may be acquired by the Reporting Persons within 60 days), or 27.3% of the Company’s issued and outstanding Class A ordinary shares.

(b)  Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 15,033,851 Class A ordinary shares that may be deemed to be owned beneficially by each of them.

(c)  Except as set forth in Item 3, Item 6 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A ordinary shares during the past 60 days.

(d)  No person other than the persons listed or the shareholders of GA Mauritius is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The description of the Option Agreement under Item 6 is hereby amended and supplemented by adding the following at the end thereof:

On November 20, 2012, Next Decade delivered a notice to GA Mauritius pursuant to which Next Decade exercised the Option.  On November 21, 2012, GA Mauritius delivered to Next Decade an acceptance letter pursuant to which (i) GA Mauritius exercised the Conversion Right (as defined in the Call Option Agreement) pursuant to which the Option is required to be settled by cashless exercise and (ii) the Closing (as defined in the Call Option Agreement) was proposed to occur on November 27, 2012.  On November 27, 2012, the Option was settled via cashless exercise pursuant to the Conversion Right and GA Mauritius transferred to Next Decade 349,080 shares of Class A Ordinary Shares.
Item 7.  Materials to be Filed as Exhibits.

No material change.

CUSIP No. 836034108	SCHEDULE 13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 2012.

GENERAL ATLANTIC LLC

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Managing Director

GENERAL ATLANTIC MAURITIUS LIMITED

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Director

GENERAL ATLANTIC (GENPAR) MAURITIUS LIMITED

By:	/s/ Christopher G. Lanning
Name: Christopher G. Lanning
Title: Director